INVEST IN **KINECTAIR**

Travel in small planes from nearby airports; made more accessible using software

PITCH VIDEO   INVESTOR PANEL



kinectair.com   Vancouver WA

Technology | Software | Artificial Intelligence | Aerospace | Travel

Highlights

1. 📱 Use your mobile phone to summon a small plane to a nearby airfield
2. 🛬 Fly efficiently and conveniently from one of the 5,000 small airports in the US
3. ⛔ Avoid the congestion of the 30 hub airports serving 70% of “big plane” traffic
4. 💸 Benefit from cost reductions as software and sustainable aircraft open access to a new way to travel

3. ⛔ Avoid the congestion of the 30 hub airports serving 70% of “big plane” traffic
4. 💸 Benefit from cost reductions as software and sustainable aircraft open access to a new way to travel

5. 😃 Experience flying as never before in the safe hands of experienced private, commercial and military pilots

Our Team



Jonathan Evans CEO - Chief Executive Officer

KinectAir was conceived by Jonathan, a lifelong aviator. After selling his drone software company, Skyward, to Verizon in February 2017, he assembled this team of aerospace and software experts to go after his dream of an on-demand flight network.

Everyone should be able to benefit from direct, point-to-point air travel; it is a truly awesome way to move around and connect with people and places ...but it is a mode of flight which is available to only 0.1% of the population today, despite nearly all of us living within 20 minutes of a small airfield!



Philip Benjamin Howard CTO - Chief Technology Officer

I co-founded a drone aviation company developing a SaaS product now used in 60 countries. I then became VP of engineering to develop a machine learning & AI platform for an international startup, raising a $14M Series C and hiring 3 engineering teams



Daniel Gizzi COO & CFO

I co-founded the fastest growing Cirrus fractional ownership program before founding a aircraft sales, management & consulting firm with $100m+ in aircraft transactions. Aviator crazy have flown piston, turbo-prop, jet & rotorcraft for over 15 years.



Anneke Tucker Director of Aviation Development

Anneke is an FAA Airframe & Powerplant technician with inspection authority. She is also an Owner/Founder of Attain Aviation. Her 17+ years in the aviation industry started as Marine Corps Combat Aircrew: OEF & OIF.



Nick Rogers Chief Commercial Officer

I was a British Airways pilot for 15 years flying Airbus A320s & Boeing 747s. I have 10,000 flight hours at the 'pointy end' of commercial aviation and set up Sky-Futures (one of the world's first drone businesses) that sold to Private Equity in 2019



Chris Rogers Chief of Staff

A strategic communications veteran of 15 years. In agency, Chris led some of the worlds most famous technology brands, winning awards across EMEA. He is an investor & exited entrepreneur with Dovetail Lab, a blockchain consent app for medical data.



Johnny Corbett Chief Marketing Officer

I love working with businesses and brands making a dent on the world they operate in. I started at drinks giant Diageo then moved into other industries including AkzoNobel (paints) Hiscox (Financial Services) and building my own consultancy portfolio



Conor Whitehead Director of Aviation Operations

A lifelong aviator, I love spreading the joy of flight; whether in my own bush-plane, wild-fire suppression, or on Army Special Ops. As a seasoned instructor and leader its my job to build a culture of trust & empathy for passengers flying with us



Peter Lucier General Counsel

A practicing business operations and contracts lawyer, Peter started his career as a litigator in D+O insurance. In parallel he became a successful entrepreneur in real estate and tech startup. As KinectAir GC, he is adept in US aviation law.



Lauren Wilson Fleet and Safety Manager UK & Europe

Formerly an electronic engineer, Lauren is a leading aviatrix with an eye for precision, enjoyment and safety! Qualified DHC8 pilot, experienced airshow and display pilot for almost ten years, mentor and test pilot journalist.

Matt Kent

Lisa Christensen

John Hilmes



Jonathan Evans CEO - Chief Executive Officer

KinectAir was conceived by Jonathan, a lifelong aviator. After selling his drone software company, Skyward, to Verizon in February 2017, he assembled this team of aerospace and software experts to go after his dream of an on-demand flight network.

Tim Williamson Chief Pilot

A bush pilot turned VIP private owner chauffeur (+ every job in between!) I was born and raised with the bears on Kodiak Island, Alaska, where aviation is a big part of daily life. I lead the KinectAir pilot group working to make our vision a reality

Pitch



KINECTAIR
ACCESSIBLE, AFFORDABLE & SUSTAINABLE PERSONAL AIR MOBILITY
OPEN THE SKIES



NO FORCE ON EARTH CAN STOP AN IDEA WHOSE TIME HAS COME. - VICTOR HUGO
AIR TRAVEL WILL CHANGE MORE IN THE NEXT 5 YEARS...
HELVETIA 2FR +1FR
SWISSAIR
PRO AERO 1972
...THAN IN ALL OF THE LAST 50.



COMMERCIAL AIR TRAVEL IS...


INEFFICIENT


INDIFFERENT


FRUSTRATING

...FORCING **70%** OF AIR TRAVEL INTO **JUST 30 AIRPORTS**.



FLYING **PRIVATE** REMAINS INACCE$$IBLE EXCEPT TO THE **0.1%** WEALTHIEST - ACCESSING ALL **5000** U.S. AIRPORTS.

SUSTAINABLE AVIATION SOLUTIONS ARE **LONG OVERDUE**...



...BUT EXACT TIMELINES FOR REGULATORY APPROVAL ARE **UNCLEAR**.



2022

HYBRID
RANGE (GEN 1)
600 - 800 MILES



2025

ELECTRIC (ECTOL)
RANGE (GEN 1)
600 - 1000 MILES



2030

HYDROGEN (ECTOL)
RANGE (GEN 1)
600 - 1000 MILES



2035

EVTOL
RANGE (GEN 1)
60 - 300 MILES

SILOS ARE WAITING TO BE ***CONNECTED***.

Uber
lyft

*When will tech move the best aircraft of today to where **PASSENGERS** need them, on-demand?*

airbnb
TURO

*When will the sharing economy unlock the value of idle assets for **AIRPLANE OWNERS**?*

toptal

*When will experienced, professional **PILOTS** get to determine when, where & how they want to work?*

KINECT AIR



YOU NEVER CHANGE THINGS BY FIGHTING THE EXISTING REALITY.
TO CHANGE SOMETHING, BUILD A NEW MODEL
THAT MAKES THE EXISTING MODEL OBSOLETE.
— B. FULLER

UNBEATABLE

AIR MOBILITY
ON-DEMAND.
BY APP, FROM
YOUR PHONE.


3.5 HR DRIVE
SAN FRANCISCO
1 HR FLIGHT
LAKE TAHOE
San Carlos Airport
Truckee-Tahoe Airport
$990
$2,300
RESERVE NOW for $330

UNLOCKING

ECONOMIC POTENTIAL OF
IDLE AIRCRAFT &
LOCAL AIRFIELDS.



SOFTWARE

MAKINGTHE
JOY OF FLIGHT
MORE ACCESSIBLE
THAN EVER
BEFORE.


San Carlos Airport
Truckee-Tahoe Airport
$990
$2,300
RESERVE NOW for $330



CONNECTING PASSENGERS, PLANE OWNERS & PILOTS, INTO AN INCREDIBLE **EXPERIENCE**.

BUILDING THE PROTOCOLS OF **TOMORROW**'S SUSTAINABLE ECOSYSTEM, **TODAY**.



FULL STACK AVIATION AT THE EDGE

PASSENGERS — KinectAir enables anyone to book a small plane to wherever they wish to go, from their phone, **on-demand.**

PLANE OWNERS — Owners put their planes on network and we maintain, certify and insure them, and they **receive revenue** from passenger flights.

PILOTS — Pilots with commercial and/or military experience fly **their own schedules** as the front line of exceptional customer experience.

PUBLIC AIRPORTS — **5000 airports** are activated by KinectAir, putting the full economic energy of these public investments to work.

KINECTAIR A.I. DELIVERS **REALTIME,** DYNAMIC **PRICING**


$
FLEET
VALUE
PILOTS
DEMAND
SCHEDULE
HISTORY
WEATHER


OPERATION


TECH DRIVES **COST** PER SEAT **DOWN...**
COST PER MILE PER SEAT
$10
$1
$0.5
PRIVATE CHARTER TODAY
KINECTAIR ON DEMAND 2022
KINECTAIR ELECTRIC 2025
0.1%
1%
>10%
% OF POPULATION WHO CAN AFFORD PRIVATE AVIATION
...**OPENING THE SKIES** TO MILLIONS OF NEW PASSENGERS.

GROWING NETWORKS *DRIVE SOFTWARE &* ***REVENUE***


USA ATLANTIC SE
USA PACIFIC NW
USA REGION 3
UK + EUROPE
INDIVIDUALS & SHARED OWNERS SELF FINANCE
LOCAL DOWN-PAYMENTS & COMMUNITY INVESTMENTS
INSTITUTIONAL CAPITAL FUNDS FLEET EXPANSION
DECENTRALIZED, DECIMALIZED INVESTMENT

A **close-knit** team of world-class aviators & tech **entrepreneurs.**



Jonathan Evans, CEO · Ben Howard, CTO · Dan Gizzi, CFO · Lisa Christensen, CXO · Nick Rogers, CCO · Johnny Corbett, CMO

Chris Rogers, Chief of Staff · John Hilmes, Director, Experience · Lillian Tucker, Director, Comms · Jeremy Sloan, Solutions Architect · Ranjeewa Weerasinghe, Software Architect

Anneke Tucker, Chief Aviation Officer · Conor Whitehead, Director, Flight Operations · Chuck Hagele, Director, Maintenance · Tim Williamson, Chief Pilot · Justin Burrell, Director, Safety · James Cooper, Aviation Analyst

***$41M** previously raised across relevant industries - with **multiple exits**.*

JOIN US *AS WE* ***OPEN THE SKIES.***



JONATHAN EVANS
Founder & CEO
KINECTAIR

ANDY TUNG
Lead Investor, Board Member
CATHAY PACIFIC

GREG GREELEY
Investor
former VP, Prime
amazon

DAN TAYLOR
Investor
VP, Global Ads
Google

GUR KIMCHI
Vested Advisor
former VP, PrimeAir
amazon


verizon
standard chartered
WHEELS UP
Microsoft
Skyward
QBN CAPITAL
airbnb
U.S.ARMY
Leadership, Investors & Advisors with extensive digital, transport & customer experience.
FEDERAL AVIATION ADMINISTRATION
Universal Hydrogen
MOBILITY CAPITAL
ORIGOINVESTMENTS
WEFUNDER
jellyfish
VOLTAERO
FAA Part 135 Certification
Pre-Application
Formal Application
Design Assessment
PENDING Performance Assessment
PENDING Administrative Functions
Strategic partners in sustainable aviation, fleet finance, digital communications, insurance & aviation infrastructure.
YOUR INVESTMENT WILL
Invest on terms identical to those of our large network of professional investors.
WEFUNDER RAISE
$2 MILLION
VALUATION
$13 MILLION
Generate revenue through accelerated on-boarding of aircraft owners - starting in Atlanta/Florida network in January 2022.
Develop AI software to understand demand patterns and deliver dynamic, realtime pricing.
Craft exceptional experiences (including booking, payment & cutomer services).
Build critical talent teams (inc. Pilots, Software, Sales, Marketing and Customer Service).
Complete FAA Part 135 Certification and commence commercial passenger transactions.
OPEN THE SKIES
KINECTAIR

Downloads

The experts view: NASA 2021 Report on Regional Air Mobility.pdf

KinectAir, Open The Skies (Downloadable pitch deck).pdf